Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 12, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2016	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President Corporate Controller

Aegon’s Q1 2016 results impacted by volatile markets

¡	Underlying earnings before tax impacted by lower average equity markets

•

Underlying earnings increase to EUR 462 million, as higher earnings from Europe more than offset lower earnings from the Americas due to one-time items and lower average equity markets during the quarter

•	Net income down to EUR 143 million, as performance of alternative assets and hedges drive fair value losses of EUR 358 million

•	Return on equity of 7.3%

¡	Continued strong sales from fee-based deposit businesses

•	Sustained strong US retirement plan and asset management sales lead to EUR 30 billion gross deposits; net deposits of EUR 7.6 billion

•	New life insurance sales down 11% to EUR 266 million driven by lower sales in Asia and Poland

•	Accident & health and general insurance sales down 15% to EUR 286 million, mainly due to US

•	Market consistent value of new business decreases to EUR 133 million due to lower life sales and interest rates

¡	Capital position reflects return of capital to shareholders and market impacts

•

Solvency II ratio declines to ~155% on a pro forma basis, as capital generation and the UK annuity reinsurance transaction were offset by adverse market impacts, the deduction of the 2015 final dividend and the share buyback

•	Capital generation of the operating units excluding market impacts and one-time items of EUR 0.3 billion

•	Cash buffer at the holding of EUR 1.0 billion and gross leverage ratio of 28.7%

•	Association Aegon to participate for EUR 58 million in EUR 400 million share buyback

Statement of Alex Wynaendts, CEO

“Aegon’s underlying earnings and net income for the first quarter were impacted by volatile financial markets, which also had an impact on our capital position. Our Solvency II ratio nonetheless remains well within our target range, and also reflects the impact of the full share buyback and anticipated pay-out of the final dividend.

“I am pleased that we continue to make significant progress on achieving our strategic objectives. This quarter, we announced both the divestment of two-thirds of our UK annuity book and the acquisition of BlackRock’s platform-based defined contribution business. These transactions enable us to fully focus on our fast-growing platform and serve the growing needs of our more than two million customers in the UK.

“By transforming our businesses we aim to become a more cost-effective organization, while continuing to grow and diversify our customer base across all our markets. This is leading to very strong deposits, especially in our fee-based retirement plan and asset management businesses.”

Key performance indicators

EUR millions b)	Notes	Q1 2016	Q4 2015%		Q1 2015%

Underlying earnings before tax	1	462	453	2	432	7

Net income / (loss)		143	(580)	-	289	(50)

Sales	2	3,560	2,886	23	2,625	36

Market consistent value of new business	3	133	149	(11)	140	(5)

Return on equity	4	7.3%	8.0%	(9)	6.0%	21

All comparisons in this release are against the first quarter of 2015, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

Strategic highlights

¡	Two thirds of UK annuity portfolio sold to Rothesay Life

¡	Acquisition of BlackRock’s UK DC platform and administration business

¡	Transamerica launches new variable annuity investment options

¡	AIFMC named best fund management company at Chinese Golden Bull Fund Awards

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

On April 11, Aegon announced the sale of two thirds of its UK annuity portfolio to Rothesay Life. Aegon initially reinsured GBP 6 billion of liabilities to Rothesay Life, which will be followed by a Part VII transfer. This transaction is an important step in the process to fully divest the UK annuity portfolio, and follows the earlier announcement that the UK annuity portfolio is no longer strategically core to Aegon. By selling the majority of the UK annuity portfolio, Aegon will be able to fully focus on its fast-growing platform. The platform enables workplace savers and consumers to build up savings during their working lives, and then manage an income in retirement with the support of a financial advisor or directly online.

In line with Aegon’s strategy to focus on its pension and protection customers, Aegon recently announced the acquisition of BlackRock’s Defined Contribution (DC) pension and administration platform business, subject to court approval. The strength of Aegon’s workplace pension offering in the SME market, in which BlackRock’s DC platform and administration business specializes, will be supplemented by access to large plan, trust-based and investment-only markets. This acquisition will further improve the scale and competitive position of Aegon’s pension business in the United Kingdom, as well as strengthen Aegon’s already fast-growing platform proposition.

In the Netherlands, Aegon announced a strategic partnership with mobile innovation specialist MOBGEN. MOBGEN develops innovative mobile systems and applications for multinational companies, better enabling them to connect digitally with their customers. This long-term strategic partnership will allow Aegon to take advantage of MOBGEN’s extensive knowledge and experience, and supports Aegon’s ambition to accelerate its digital transformation. In addition, the partnership provides MOBGEN with access to Aegon’s financial expertise.

Operational excellence

In the US, Transamerica announced three new variable annuity investment options with underlying portfolios that invest across a series of BlackRock’s iShares smart beta exchange-traded funds. Smart beta investment strategies track non-traditional and fundamentally constructed indices and aim to take advantage of systematic biases or inefficiencies in the market, thereby helping investors reduce risk, generate income and enhance returns. Offering these new options is part of Aegon’s commitment to providing a broad range of investment solutions for financial advisors and customers.

Just one year after its launch, Aegon’s joint venture GoBear – Asia’s only impartial unbiased metasearch engine for insurance and financial products – recorded 50% month-on-month growth in usage, and today has served more than 1.2 million users in total. This puts GoBear among Asia’s fastest-growing fintech start-ups in terms of users. GoBear is leading the way in making financial shopping experience with an unbiased and personalized comparison process. Its user-oriented platform offers customers a free and transparent comparison service based on their own unique financial needs.

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Customer loyalty

Aegon expanded its global retirement research network with the launch of the Instituto de Longevidade Mongeral Aegon in Brazil. Backed by Mongeral Aegon, Aegon’s joint venture in Brazil, the Instituto de Longevidade was established in response to a particularly urgent need in Brazil. As a result of the increase in life expectancy and falling birth rate, Brazilians aged 50 and over will soon represent an even higher proportion of the population than in most other countries. The main objective of the institute is to create awareness about longevity and retirement in Brazil by providing research and solutions, and by engaging with the different stakeholders. The work of the new institute complements that of the Aegon Center for Longevity and Retirement, and the Transamerica Center for Retirement Studies.

At the Chinese Golden Bull Fund Awards, Aegon’s Shanghai-based Chinese joint venture, Aegon Industrial Fund Management Company (AIFMC), received six awards, including the Golden Bull Award for being a Top Ten Fund Management Company. In total, more than 100 fund management companies and 2,000 funds took part. Over the last nine years, AIFMC has been a seven-time winner of the Golden Bull Award for being a Top Ten Fund Management Company. AIFMC is not only widely recognized as an equity investment leader, but also for fixed income and money market investments. It is known for its consistent strategy of being focused on long-term return and stable growth.

Underlining Aegon’s capabilities as a customer-centric organization, Aegon’s joint venture in India, Aegon Life, was awarded the ‘Best Service Quality Program’ at the Indian Service Quality Awards 2016. This award recognizes Aegon Life’s work to adopt quality management principles. The Indian Service Quality Awards promote quality services and give a special recognition to organizations that contribute significantly on this front.

Empowered employees

Aegon launched the Global Aegon Awards, an initiative to celebrate achievements and share excellence across the organization. Six of the categories that employees could be nominated for highlighted Aegon’s strategic focus: Best community engagement, Best empower initiative, Best improvement, Most customer-centric team, Best employee in support and staff, and Best employee in customer service. The awards were a great success and provided an opportunity for employees to come together to share best practices, learn from one another’s experiences and build international relationships. These opportunities will contribute to Aegon becoming a truly digital and customer-centric company.

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Financial overview
EUR millions	Notes	Q1 2016	Q4 2015%		Q1 2015%

Underlying earnings before tax
Americas		283	310	(9)	290	(2)
Europe		169	142	19	141	20
Asia		-	3	(86)	(3)	-
Asset Management		45	38	19	45	-
Holding and other		(36)	(39)	8	(42)	14
Underlying earnings before tax		462	453	2	432	7

Fair value items		(358)	(65)	-	(159)	(125)
Realized gains / (losses) on investments		54	58	(7)	119	(54)
Net impairments		(36)	64	-	(11)	-
Other income / (charges)		(6)	(1,293)	100	(1)	-
Run-off businesses		28	21	38	16	78
Income before tax		145	(762)	-	396	(63)
Income tax		(1)	182	-	(107)	99
Net income / (loss)		143	(580)	-	289	(50)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		143	(581)	-	289	(50)

Net underlying earnings		352	393	(10)	315	12

Commissions and expenses		1,744	1,844	(5)	1,742	-
of which operating expenses	9	960	997	(4)	902	6

New life sales
Life single premiums		610	561	9	959	(36)
Life recurring premiums annualized		205	216	(5)	203	1
Total recurring plus 1/10 single		266	273	(2)	299	(11)

New life sales	10
Americas		144	152	(6)	141	2
Europe		85	94	(9)	93	(9)
Asia		37	27	39	65	(43)
Total recurring plus 1/10 single		266	273	(2)	299	(11)

New premium production accident and health insurance		262	213	23	307	(15)
New premium production general insurance		24	25	(1)	22	9

Gross deposits (on and off balance)	10
Americas		13,472	8,511	58	11,550	17
Europe		3,441	3,107	11	3,063	12
Asia		73	63	15	202	(64)
Asset Management		13,092	12,079	8	5,147	154
Total gross deposits		30,078	23,761	27	19,963	51

Net deposits (on and off balance)	10
Americas		4,825	726	-	4,404	10
Europe		731	342	114	803	(9)
Asia		59	50	18	190	(69)
Asset Management		2,240	1,662	35	2,081	8
Total net deposits excluding run-off businesses		7,855	2,780	183	7,479	5
Run-off businesses		(240)	(215)	(11)	(213)	(13)
Total net deposits / (outflows)		7,615	2,564	197	7,266	5

Revenue-generating investments
		Mar. 31, 2016	Dec. 31, 2015%		Mar. 31, 2015%
Revenue-generating investments (total)		704,554	710,458	(1)	639,755	10
Investments general account		162,784	160,792	1	172,504	(6)
Investments for account of policyholders		191,286	200,226	(4)	215,291	(11)
Off balance sheet investments third parties		350,483	349,440	-	251,960	39

4

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first quarter of 2016 increased 7% compared with the first quarter of 2015 to EUR 462 million. Underlying earnings included adverse one-time items of EUR 25 million in the first quarter of 2016. Lower account balances due to lower average equity markets during the quarter had an impact of EUR 14 million on underlying earnings in the Americas.

Underlying earnings from the Americas declined by 2% to EUR 283 million, mainly because of the recurring impact of the actuarial assumption changes and model updates announced and implemented in the third quarter of 2015 and lower fee income from lower average equity markets during the quarter.

In Europe, underlying earnings increased by 20% to EUR 169 million. This was driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom as a result of the write down of deferred policy acquisition costs related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

The result from Aegon’s operations in Asia improved to nil, mainly driven by growth of the High Net Worth (HNW) businesses and improved mortality results.

Asset Management underlying earnings remained at a high level of EUR 45 million, as higher performance fees in China and the acquisition of a minority stake in La Banque Postale Asset Management were offset by higher expenses related to growth of the business.

Total holding costs declined to EUR 36 million, primarily due to lower funding costs after the redemption of a senior bond in December 2015.

Net income

Net income declined to EUR 143 million, caused by higher losses from fair value items and lower realized gains.

Fair value items

The loss from fair value items was EUR 358 million. This was mainly driven by underperformance of alternative investments in the United States, the macro equity hedge program due to hedge mismatches and the impact of the mismatch between IFRS accounting and the Solvency II framework on Aegon’s interest rate hedges in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 54 million and were mainly the result of real estate divestments in the United States and normal trading activity.

Impairment charges

Impairments were EUR 36 million for the quarter and primarily related to investments in the energy industry in the United States.

Other charges

Other charges amounted to EUR 6 million.

Run-off businesses

Earnings from run-off businesses improved to EUR 28 million, driven by favorable mortality claims.

5

Income tax

Income tax amounted to EUR 1 million in the first quarter, driven by tax exempt income, the positive impact of tax credits and certain losses being taxed at a higher rate than the group as a whole. The effective tax rate on underlying earnings was 24%.

Return on equity

Return on equity increased to 7.3% in the first quarter of 2016, driven by higher net underlying earnings and lower shareholders’ equity as a result of the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform in the fourth quarter of 2015.

Operating expenses

In the first quarter, operating expenses increased by 6% to EUR 960 million, driven by higher expenses related to growth of the business in Asset Management, the Mercer and La Banque Postale acquisitions and one-time employee expenses in the United States. Excluding the impact of these acquisitions, operating expenses increased by 4%, mainly caused by currency movements, one-time expenses in the Americas and investments to support the growth of the business in Asia and Asset Management.

Sales

Aegon’s total sales increased by 36% to EUR 3.6 billion in the first quarter of 2016. This increase was mainly the result of higher gross deposits in Retirement Plans and Asset Management. The former was mainly driven by the Mercer acquisition, while the latter was related to higher recognized gross deposits in AIFMC and the acquisition of a minority stake in La Banque Postale Asset Management. Gross deposits increased by 51% to EUR 30.1 billion, primarily for the reasons mentioned above. Excluding these, gross deposits increased 7%, as higher deposits in Retirement Plans and in Knab in the Netherlands more than offset a lower contribution from variable annuities. Net deposits, excluding run-off businesses, increased to EUR 7.9 billion due to the Mercer acquisition. New life sales were down 11% to EUR 266 million, as higher indexed universal life sales in the United States were more than offset by lower HNW sales in Asia and a decline of unit-linked sales in Poland. New premium production for accident & health and general insurance declined to EUR 286 million, driven by the impact of lower portfolio takeovers and product re-pricing in the United States.

Market consistent value of new business

The market consistent value of new business amounted to EUR 133 million. The positive effect of a favorable product mix in life insurance in the United States was more than offset by the negative impact of lower interest rates on sales and margins in Asia and the United States, and a change in the product mix for pensions in the Netherlands.

Revenue-generating investments

Revenue-generating investments slightly declined during the first quarter of 2016 to EUR 705 billion, as net inflows were more than offset by adverse currency movements.

Capital management

Shareholders’ equity increased by EUR 0.2 billion compared with the end of the previous quarter to EUR 22.8 billion on March 31, 2016. Revaluation reserves increased by EUR 1.3 billion to EUR 7.8 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 16.9 billion – or EUR 8.13 per common share – at the end of the first quarter, as adverse currency movements and the impact of the share buyback more than offset earnings generated in the quarter.

The gross leverage ratio increased to 28.7% in the first quarter, primarily due to the EUR 0.2 billion cost of the first tranche of the share buyback completed in the first quarter. The cash buffer in the holding declined to EUR 1.0 billion as a result of the share buyback, capital contributions to operating units of EUR 0.1 billion, interest payments and holding operating expenses.

6

Aegon’s Solvency II ratio declined to ~155% on a pro forma basis in the first quarter, which includes the benefit of the reinsurance of two thirds of the annuity portfolio in the United Kingdom, excluding the Part VII transfer. This decline was mainly driven by taking into account the full EUR 400 million share buyback that is in progress, the deduction of the final dividend over 2015, and adverse market impacts. The RBC ratio in the United States increased to ~480%, driven by earnings generated in the quarter and the benefit of declining interest rates on variable annuity hedges. In the Netherlands, the Solvency II ratio declined to ~135%, driven by widening mortgage spreads, credit ratings migration, and the impact of lower interest rates. In the United Kingdom, the Solvency II ratio at ~140% on a pro forma basis of the reinsurance transaction excluding the Part VII transfer, was also negatively impacted by lower interest rates and adverse credit spread movements.

Capital generation

Capital generation of the operating units, amounted to EUR (0.6) billion in the first quarter of 2016. Market impacts in the quarter include the effects of widening credit spreads, credit ratings migration and lower interest rates. Excluding market impacts of EUR (0.7) billion and one-time items of EUR (0.2) billion, capital generation amounted to EUR 0.3 billion for the quarter.

Regulation

On April 6, the United States Department of Labor (DOL) issued the final version of its new Fiduciary Rule, which will change the regulation around retirement products and will come into full effect as of January 1, 2018. Aegon anticipates the Fiduciary Rule to have a short-term negative impact on variable annuity sales of approximately 10%-20%, in line with industry expectations. In addition, the extended transition period allowed under this rule will also enable Aegon to avoid major disruption. Most important, there is no impact on the variable annuity back book.

Aegon is committed to complying with the various requirements of this rule, and within the prescribed timeframe. Aegon is focused on ensuring organizational readiness for this rule, including developing a variety of solutions that enable Aegon to address the needs of its customers and distribution partners in a post-Rule environment. Aegon’s business is helping people achieve a lifetime of financial security, and it remains confident in its ability to continue to do so.

Share buyback

On January 13, 2016, Aegon announced and commenced its EUR 400 million share buyback program. The first tranche of EUR 200 million was completed on March 31, 2016 through the repurchase of 41.1 million shares. The second tranche of EUR 200 million was announced and started on April 1, 2016. As of May 11, 2016, 29 million shares have been repurchased at an average repurchase price of EUR 4.97 per share.

Vereniging Aegon (Association Aegon) will participate in the share buyback program and sell EUR 58 million of its Aegon shares in an off-market transaction with the company in order to maintain its current level of voting rights. This transaction will be executed on May 19, 2016. The shares will be sold by Association Aegon at the volume-weighted average price between May 13 and May 19, 2016. The transaction will be an integral part of the second tranche.

7

Financial overview, Q1 2016 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	84	103	5	-	-	192
Individual savings and retirement products	129	-	(4)	-	-	125
Pensions	71	51	-	-	-	122
Non-life	-	6	-	-	-	6
Asset Management	-	-	-	45	-	45
Other	-	9	-	-	(36)	(28)
Underlying earnings before tax	283	169	-	45	(36)	462
Fair value items	(220)	(71)	3	-	(70)	(358)
Realized gains / (losses) on investments	33	17	4	-	-	54
Net impairments	(32)	1	(1)	-	(4)	(36)
Other income / (charges)	(6)	1	-	-	-	(6)
Run-off businesses	28	-	-	-	-	28
Income before tax	87	116	6	45	(110)	145
Income tax	7	(17)	(5)	(13)	26	(1)
Net income / (loss)	94	99	1	32	(84)	143
Net underlying earnings	211	138	(4)	32	(26)	352

Employee numbers
	Mar. 31, 2016	Dec. 31, 2015	Mar. 31, 2015
Employees	29,922	31,530	27,824
of which agents	6,514	8,433	5,020
of which Aegon’s share of employees in joint ventures and associates	1,962	1,983	1,628

8

Americas

¡	Underlying earnings before tax of USD 312 million
¡	Net income declines to USD 104 million due to a higher loss from fair value items
¡	Gross deposits up to USD 14.9 billion; net deposits increase to USD 5.1 billion
¡	New life sales flat at USD 158 million; Accident & Health sales down due to product re-pricing

Execution of strategy

In the Americas, Aegon continues to invest in digital initiatives to improve the customer experience, for instance by creating a single customer interface through ONE Transamerica. Aegon is also committed to increasing return on capital by reducing operating expenses by USD 150 million by 2018, and is well on track to meet this target. Aegon targets growth in capital light fee-linked products and reducing capital allocated to especially spread-based businesses.

In the first quarter of 2016, Aegon again achieved strong deposit and sales growth in fee-linked businesses, especially pension and indexed universal life products, despite headwinds in variable annuities related to low interest rates and product adjustments implemented in 2015. In pensions, Aegon achieved its target of a customer retention rate into retirement of 20%. This is double the rate of approximately 10% only three years ago, and the intention is to achieve a further improvement in the medium term. Despite the upcoming regulatory changes arising from the planned introduction of the new Fiduciary Rule by the DOL, Aegon is confident that it can continue to grow its fee-based businesses.

Aegon has implemented a number of programs to reduce expenses, including a voluntary separation plan, which will start yielding significant cost savings from the second half of 2016. The consolidation of the acquired Mercer retirement plan business on its existing platform will be achieved in 2018, which will provide further efficiencies and allow for significant growth in the coming years.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first quarter of 2016 amounted to USD 312 million. The earnings decline compared with the first quarter of 2015 was primarily the result of lower fee income from lower average equity markets, the recurring USD 25 million impact in Life of the actuarial assumption changes and model updates implemented in the third quarter of 2015, one-time employee expenses of USD 14 million across all business lines, and a reduction of earnings from Variable Annuities due to the reduction of closed block variable annuity balances. Lower fee income resulting from lower average balances compared with year-end 2015, as especially equity markets declined significantly in the first half of the quarter, had an impact of USD 15 million on underlying earnings.

●

Life earnings increased to USD 47 million. This included adverse mortality claims of USD 14 million, better than the expected seasonal weakness in the first quarter. Excluding one-time items, earnings declined from the first quarter of 2015, primarily driven by the aforementioned impact of actuarial assumption changes and model updates.

●

Earnings from Accident & Health increased to USD 44 million. The improvement in adverse claims experience to a loss of USD 3 million more than offset the negative impact on earnings of product exits, as Aegon has narrowed its focus on products and markets in which it sees a strategic fit.

●

Retirement Plans earnings declined to USD 54 million, driven by lower fee income from lower average equity markets, margin pressure, one-time items of USD 8 million, including its share in the one-time employee expenses, and the inclusion of Mercer, which contributed a loss of USD 3 million. Earnings from Retirement Plans are expected to improve from the second half of 2016 onward, driven by cost savings and the integration of the Mercer platform.

●	Mutual Funds earnings were stable at USD 10 million, as the positive impact of net inflows was offset by adverse market movements.
●

Earnings from Variable Annuities declined to USD 81 million, driven by lower fee income from lower average equity markets, lower earnings from the declining closed block, and adverse claims experience of USD 13 million.

9

●

Earnings from Fixed Annuities increased to USD 52 million, which included a positive impact of USD 9 million related to an intangible adjustment on higher than projected credit spreads on the investment portfolio.

●	Stable Value Solutions earnings amounted to USD 24 million.
●	Earnings from Latin America were nil in the quarter.

Net income

Net income from Aegon’s businesses in the Americas declined to USD 104 million in the first quarter, as higher realized gains were more than offset by a higher loss on fair value items.

The loss from fair value items increased to USD 242 million.

●	Fair value investments amounted to a loss of USD 149 million due to underperformance on primarily hedge fund and commodity related investments.
●

The loss on fair value hedges without an accounting match under IFRS, relating to the macro hedge on the GMIB variable annuities block and hedges that protect against low interest rates, was USD 101 million. This loss was primarily driven by hedging mismatches that occurred because of the high market volatility in the first quarter of 2016, which was partially offset by gains on low interest rate hedges.

●	Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a profit of USD 8 million.

Realized gains on investments increased to USD 37 million and were mainly related to real estate divestments. Net impairments were USD 35 million for the quarter, primarily related to investments in the energy industry. The results of run-off businesses improved to USD 31 million, driven by favorable mortality. Other charges amounted to USD 6 million.

Return on capital

In the first quarter of 2016, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 6.3%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 7% to USD 479 million, driven by the inclusion of Mercer and one-time employee expenses of USD 14 million. Excluding these, operating expenses were flat compared with the first quarter of 2015.

Sales

Gross deposits increased by 14% to USD 14.9 billion as the acquired Mercer business added USD 1.9 billion of deposits. Gross deposits in Retirement Plans were up 27% to USD 11.8 billion, which was the result of the Mercer acquisition and higher takeover deposits. Gross deposits in Variable Annuities were down to USD 1.2 billion, mainly driven by product adjustments implemented last year in response to the low interest rate environment and lower market demand for the product. Gross deposits in Mutual Funds increased by 35% to USD 1.8 billion, due to higher inflows into equity and asset allocation funds.

Net deposits, excluding run-off businesses, were up 7% to USD 5.3 billion in the first quarter. Net deposits for Retirement Plans increased by 14% to USD 5.2 billion, primarily the result of the Mercer acquisition, which added USD 0.5 billion of net deposits. In the first quarter of 2016, the asset retention rate increased to approximately 20% – up from 12% in the first quarter of 2015 – thereby achieving the target Aegon announced in 2013. Aegon intends to further increase the retention rate in the medium term. Net deposits in variable annuities declined to USD 0.2 billion, mainly due to lower sales. Net deposits in Mutual Funds improved to USD 0.3 billion, driven by higher gross inflows. Fixed Annuities experienced net outflows of USD 0.4 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

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New life sales were stable at USD 158 million, as growth in indexed universal life offset the impact of lower sales of standard universal life and term life products. New premium production for accident & health insurance was down to USD 271 million, mainly resulting from a lower contribution from portfolio acquisitions and product re-pricing.

Market consistent value of new business

The market consistent value of new business increased by 27% to USD 89 million in the first quarter of 2016, as a higher contribution from life insurance more than offset a lower contribution from variable annuities. The former was driven by a favorable product mix, while the latter was caused by lower sales volumes and interest rates.

Revenue-generating investments

Revenue-generating investments increased by 4% over the first quarter to USD 455 billion. During the quarter, investments for account of policyholders were flat, while off balance sheet investments for third parties were 5% higher due to net inflows, positive market impacts and the transfer of additional customers from Mercer, which added USD 5 billion in the quarter. General account assets increased by 6% over the quarter, as outflows from the run-off businesses and fixed annuities were more than offset by the positive impact of lower interest rates on asset values.

11

Americas
USD millions	Notes	Q1 2016	Q4 2015	%	Q1 2015	%

Underlying earnings before tax by line of business
Life		47	53	(11)	1	-
Accident & Health		44	37	18	37	18
Retirement Plans		54	54	1	68	(21)
Mutual Funds		10	16	(35)	10	(1)
Variable Annuities		81	135	(40)	157	(48)
Fixed Annuities		52	19	173	28	86
Stable Value Solutions		24	25	(2)	25	(4)
Latin America		-	2	-	1	-
Underlying earnings before tax		312	339	(8)	327	(5)

Fair value items		(242)	(68)	-	(102)	(138)
Realized gains / (losses) on investments		37	(24)	-	(33)	-
Net impairments		(35)	80	-	(4)	-
Other income / (charges)		(6)	(27)	77	-	-
Run-off businesses		31	22	39	18	74
Income before tax		96	322	(70)	206	(53)
Income tax		8	(48)	-	(41)	-
Net income / (loss)		104	274	(62)	166	(37)

Net underlying earnings		233	274	(15)	235	(1)

Commissions and expenses		1,177	1,225	(4)	1,139	3
of which operating expenses		479	472	2	450	7

New life sales	10
Life single premiums		30	34	(10)	44	(31)
Life recurring premiums annualized		155	163	(5)	154	1
Total recurring plus 1/10 single		158	167	(5)	158	-

Life		150	158	(5)	149	-
Latin America		9	9	(1)	9	(1)
Total recurring plus 1/10 single		158	167	(5)	158	-

New premium production accident and health insurance		271	216	26	328	(17)

Gross deposits (on and off balance) by line of business	10
Life		3	2	55	2	20
Retirement Plans		11,794	6,327	86	9,284	27
Mutual Funds		1,773	1,325	34	1,310	35
Variable Annuities		1,212	1,586	(24)	2,340	(48)
Fixed Annuities		67	63	6	80	(17)
Latin America		2	3	(24)	3	(35)
Total gross deposits		14,850	9,305	60	13,019	14

Net deposits (on and off balance) by line of business	10
Life		(8)	(8)	(3)	(12)	37
Retirement Plans		5,249	671	-	4,598	14
Mutual Funds		266	41	-	(166)	-
Variable Annuities		165	462	(64)	1,011	(84)
Fixed Annuities		(354)	(398)	11	(466)	24
Latin America		1	2	(43)	-	-
Total net deposits excluding run-off businesses		5,318	771	-	4,965	7
Run-off businesses		(264)	(236)	(12)	(240)	(10)
Total net deposits / (outflows)		5,054	535	-	4,725	7

Revenue-generating investments

		Mar. 31,	Dec. 31,		Mar. 31,
		2016	2015	%	2015	%
Revenue-generating investments (total)		454,510	436,136	4	391,892	16
Investments general account		100,963	95,182	6	103,381	(2)
Investments for account of policyholders		110,098	109,894	-	113,699	(3)
Off balance sheet investments third parties		243,449	231,060	5	174,811	39

12

Europe

¡	Underlying earnings before tax increase to EUR 169 million
¡	Net income down to EUR 99 million due to lower realized gains and fair value items
¡	Gross deposits up 12% to EUR 3.4 billion, mainly due to strong growth in the Netherlands
¡	Platform assets in the United Kingdom increase to EUR 9.3 billion

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon’s aim is to improve its customer experience by focusing on digital innovation and capturing a larger share of the customer value chain. In the Netherlands, Aegon’s innovative banking platform Knab gained approximately 14,000 new customers in the first quarter of 2016, continuing its strong growth.

In the United Kingdom, Aegon focuses on its pension and protection customers, which was evidenced by the announcement to divest two thirds of its annuities portfolio to Rothesay Life. In its core pensions business, Aegon aims to accelerate the upgrading of customers from its back book to its market leading platform and the resulting increased consolidation of customer assets. Aegon upgraded approximately 18,000 customers and EUR 0.8 billion of assets in the first quarter. This contributed to the EUR 1.2 billion of net inflows achieved in the first quarter, confirming Aegon’s platform as one of the fastest growing in the market, with total assets reaching EUR 9.3 billion. The average size of new advised individual policies on the platform, including customers that chose to upgrade, was approximately EUR 80,000, more than double the amount for the traditional book of pensions and investment bonds. The recently announced acquisition of BlackRock’s DC pension platform business fits this strategy and is intended to further improve the scale and competitive position of Aegon’s pension business.

Aegon focuses on profitable growth in Central & Eastern Europe (CEE) and Spain & Portugal. In CEE, Aegon aims to grow mostly in protection products, which offer the best value for money for customers. In the first quarter of 2016, this strategy again resulted in sales growth, especially in Turkey. In Spain, sales from the joint venture with Santander continued to grow, while Aegon’s investments in improving the quality of the products and the distribution paid off as lapses continued to decline.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 20% to EUR 169 million. This was the result of lower DPAC amortization in the United Kingdom as a result of the write down of deferred policy acquisition costs related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

●

Underlying earnings in the Netherlands amounted to EUR 128 million. Earnings from Pensions declined to EUR 47 million, driven by higher mortality charges. Life & Savings earnings amounted to EUR 79 million, as a higher contribution from mortgages was more than offset by lower margins on savings. The Non-life business incurred a loss of EUR 6 million, due to higher losses in the disability portfolio, which were caused by an increase in both the number and size of claims. Earnings from the distribution businesses increased to EUR 9 million, due to the successful completion of a cost savings program.

●

The United Kingdom contributed underlying earnings of EUR 23 million. Life earnings increased to EUR 21 million, primarily the result of a higher contribution from the protection business. As of the second quarter of 2016, quarterly earnings from Life will lose approximately EUR 7 million of earnings due to the sale of two thirds of the annuity business. Earnings from Pensions improved to EUR 2 million, as the benefit of lower DPAC amortization more than offset margin pressure arising from the implementation of the DWP fee cap and upgrades of policies to the platform. As of 2016, underlying earnings in the United Kingdom no longer include market related impacts on reserves.

●

Underlying earnings in CEE increased to EUR 15 million, as surrenders in Poland normalized after the elevated levels seen in 2015 due to Aegon’s decision to temporarily cancel back-end loaded fees on unit-linked policies.

●	Underlying earnings in Spain & Portugal were flat, as higher life insurance earnings from the joint venture with Santander were offset by one-time expenses of EUR 1 million.

13

Net income

Net income from Aegon’s businesses in Europe declined to EUR 99 million. The loss from fair value items amounted to EUR 71 million. This was largely driven by an accounting mismatch in the Netherlands, which resulted from the mismatch between IFRS accounting and the Solvency II framework on Aegon’s interest rate hedges. Realized gains on investments amounted to EUR 17 million, and were the result of normal trading activity. Net recoveries amounted to EUR 1 million due to recoveries on Dutch and Hungarian mortgages.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe was 6.9%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses remained relatively stable at EUR 360 million. Lower restructuring expenses in the Netherlands were offset by higher expenses in the United Kingdom and Spain. In the United Kingdom, this was the result of the upgrading of policies from the back book, while in Spain this was mainly caused by growth of the business.

Sales

Gross deposits increased by 12% to EUR 3.4 billion. This growth was primarily the result of the continued strong performance of Knab, which accounted for EUR 1.3 billion of gross deposits in the first quarter, up from EUR 1.1 billion in the first quarter of 2015. In the United Kingdom, platform gross deposits increased to EUR 1.4 billion, including policy upgrades of EUR 0.8 billion.

Net deposits for Europe declined to EUR 0.7 billion. This was due to higher gross outflows from Knab and the back book pension business in the United Kingdom.

Production of mortgages in the Netherlands in the first quarter of 2016 increased by 42% to EUR 1.7 billion, of which EUR 1.1 billion was related to third-party investor demand.

New life sales were down to EUR 85 million in the first quarter, as higher sales in Turkey were more than offset by lower sales in Poland. Pension sales in the Netherlands remained stable at EUR 26 million, as there is limited pension buyout activity in the current low interest rate environment. Premium production for accident & health and general insurance was up 10% to EUR 34 million, mainly the result of higher sales in Spain & Portugal through the joint venture with Santander.

Market consistent value of new business

The market consistent value of new business in Europe was down to EUR 56 million. This was mainly caused by a change in the product mix for pensions in the Netherlands.

Revenue-generating investments

Revenue-generating investments declined to EUR 173 billion, due to adverse currency movements.

14

Europe
EUR millions	Notes	Q1 2016	Q4 2015%		Q1 2015%

Underlying earnings before tax
The Netherlands		128	135	(5)	131	(2)
United Kingdom		23	(9)	-	2	-
Central & Eastern Europe		15	13	11	5	166
Spain & Portugal		3	3	17	3	22
Underlying earnings before tax		169	142	19	141	20

Fair value items		(71)	(6)	-	118	-
Realized gains / (losses) on investments		17	79	(79)	142	(88)
Net impairments		1	(8)	-	(7)	-
Other income / (charges)		1	(1,245)	-	(1)	-
Income before tax		116	(1,038)	-	394	(70)
Income tax		(17)	216	-	(110)	84
Net income / (loss)		99	(821)	-	284	(65)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		99	(821)	-	284	(65)

Net underlying earnings		138	148	(7)	109	27

Commissions and expenses		545	595	(8)	615	(11)
of which operating expenses		360	388	(7)	359	-

New life sales	10
Life single premiums		353	351	-	392	(10)
Life recurring premiums annualized		50	59	(15)	54	(8)
Total recurring plus 1/10 single		85	94	(9)	93	(9)

Life		59	57	3	68	(14)
Pensions		26	37	(29)	25	3
Total recurring plus 1/10 single		85	94	(9)	93	(9)

The Netherlands		38	43	(11)	38	3
United Kingdom		18	18		16
Central & Eastern Europe		19	23	(18)	28	(33)
Spain & Portugal		10	9	5	12	(14)
Total recurring plus 1/10 single		85	94	(9)	93	(9)

New premium production accident and health insurance		10	9	3	9	13
New premium production general insurance		24	25	(1)	22	9

Gross deposits (on and off balance)	10
The Netherlands		1,856	1,459	27	1,563	19
United Kingdom		1,519	1,571	(3)	1,441	5
Central & Eastern Europe		61	61	-	54	13
Spain & Portugal		6	17	(66)	6	2
Total gross deposits		3,441	3,107	11	3,063	12

Net deposits (on and off balance)	10
The Netherlands		782	504	55	796	(2)
United Kingdom		(93)	(234)	60	(18)	-
Central & Eastern Europe		40	59	(32)	24	68
Spain & Portugal		2	13	(83)	2	7
Total net deposits / (outflows)		731	342	114	803	(9)

Revenue-generating investments
		Mar. 31,	Dec. 31,		Mar. 31,
		2016	2015	%	2015	%
Revenue-generating investments (total)		172,554	175,687	(2)	188,972	(9)
Investments general account		69,530	68,459	2	72,240	(4)
Investments for account of policyholders		94,682	99,070	(4)	109,437	(13)
Off balance sheet investments third parties		8,342	8,158	2	7,295	14

15

Europe Segments
EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

2016 Q1

Underlying earnings before tax geographically by line of business
Life	79	21	3	-	103
Pensions	47	2	2	-	51
Non-life	(6)	-	9	3	6
Other	9	-	-	-	9
Underlying earnings before tax	128	23	15	3	169
Fair value items	(105)	34	-	-	(71)
Realized gains / (losses) on investments	18	1	-	(1)	17
Impairment charges	(5)	-	2	-	(3)
Impairment reversals	4	-	-	-	4
Other income / (charges)	-	1	-	-	1
Income / (loss) before tax	40	58	16	2	116
Income tax (expense) / benefit	(7)	(6)	(2)	(2)	(17)
Net income / (loss)	33	52	14	-	99
Net income / (loss) attributable to:
Equity holders of Aegon N.V.	33	52	14	-	99
Net underlying earnings	100	25	12	1	138
Commissions and expenses	259	180	60	46	545
of which operating expenses	202	102	35	21	360

EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

2015 Q1
Underlying earnings before tax geographically by line of business
Life	81	20	(8)	(1)	93
Pensions	55	(18)	3	-	40
Non-life	(9)	-	11	3	5
Other	4	-	-	-	4
Underlying earnings before tax	131	2	5	3	141
Fair value items	151	(33)	-	-	118
Realized gains / (losses) on investments	140	2	-	-	142
Impairment charges	(7)	-	(2)	-	(9)
Impairment reversals	2	-	-	-	2
Other income / (charges)	(22)	21	-	-	(1)
Income / (loss) before tax	396	(8)	4	3	394
Income tax (expense) / benefit	(92)	(12)	(4)	(2)	(110)
Net income / (loss)	304	(20)	-	1	284
Net income / (loss) attributable to:
Equity holders of Aegon N.V.	304	(20)	-	1	284
Net underlying earnings	101	5	1	1	109
Commissions and expenses	275	227	77	36	615
of which operating expenses	210	94	37	18	359

16

Asia

¡	Underlying earnings before tax of USD 1 million as a result of higher earnings from the HNW businesses
¡	Net income of USD 2 million driven by realized gains on investments and hedge results offsetting taxes
¡	New life sales decrease to USD 41 million on the back of last year’s exceptionally strong sales in the HNW businesses
¡	Gross deposits decrease to USD 80 million due to focus on profitability

Execution of strategy

Aegon strives for its Asian businesses to become a financially meaningful contributor and growth engine for the group. In Asia, the company focuses on three fast-growing and underserved customer segments: HNW individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct to consumer offerings using digital platforms in markets in which Aegon does not have a presence.

Aegon aims to increase the effectiveness of its distribution partners and to grow its distribution network in Asia in order to get closer to its customers. In Hong Kong and Singapore, Aegon recently rolled-out a new broker portal in its HNW businesses to speed up the end-to-end submission process. This portal ensures the security of customer information while at the same time reducing submission times and the administrative burden for Aegon’s distributors. In Indonesia, Aegon Direct & Affinity Marketing Services started distribution with two new partners to diversify distribution and to grow sales.

Over the course of the second quarter, Aegon will introduce new products to meet the needs of its customers and to achieve profitable growth despite the recent macroeconomic backdrop. Following the planned introduction of a redesigned universal life product, the company expects to remain a market leader in the Asian HNW market. Furthermore, Aegon will launch a foreign currency variable annuity product in Japan in order to tap into that growing segment of the market.

Underlyings earnings before tax

In the first quarter of 2016, Aegon’s underlying earnings before tax in Asia increased to USD 1 million, mainly due to higher earnings from the HNW businesses.

●

Earnings from HNW businesses increased to USD 13 million. This increase is driven by growth of the business and improved mortality results, which more than offset a one-time charge of USD 2 million from lower than anticipated reinvestment yields.

●

Earnings from Aegon Direct & Affinity Marketing Services amounted to a loss of USD 1 million due to unfavorable currency movements and lower fee based revenues as a result of lower sales. Lower sales from Aegon’s main distribution partner in Indonesia were driven by lower availability of quality leads.

●

Earnings from Strategic partnerships decreased to a loss of USD 11 million, largely as a result of the increase in ownership from 26% to 49% in Aegon’s strategic partnership in India, which is currently loss-making.

Net income

Net income from Aegon’s operations in Asia amounted to USD 2 million. The result from fair value items of USD 3 million were mainly related to hedging results on the variable annuity business in Japan. Realized gains of USD 4 million were driven by normal trading activity in a low interest rate environment. Impairments remained low at USD 1 million. Income tax amounted to USD 5 million, as a result of relatively high profits for tax purposes on the one hand, whilst limited tax benefits are recognized on losses.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in Asia improved to (1.8)%, as higher underlying earnings before tax more than offset the increase in taxes.

17

Operating expenses

Operating expenses increased by 12% to USD 43 million in the first quarter driven by higher expenses in China as a result of growth of the business, and the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. Adjusting for the increase in ownership in India to 49%, operating expenses increased by 2%.

Sales

New life sales decreased by 44% to USD 41 million compared with the first quarter of 2015.

●

Sales from HNW businesses declined by 65% to USD 21 million as the comparable quarter in 2015 benefited from higher sales of universal life products in anticipation of price changes implemented at the end of that quarter.

●

Sales from Strategic partnerships increased by 50% to USD 20 million mainly driven by the launch of a new universal life product in the bank channel in China, which more than offset lower sales in India. The whole life critical illness product launched in the same quarter of last year continued to perform well in China. Sales in India were affected by Aegon’s decision to cease telemarketing business in the third party distribution channel due to low persistency.

New premium production from accident & health insurance decreased by 26% to USD 6 million mainly due to lower availability of quality leads from Aegon’s main distribution partner in Indonesia.

Gross deposits from Strategic partnerships decreased to USD 80 million as the comparable quarter in 2015 benefited from higher deposits in anticipation of lower sales commissions on variable annuities in Japan. Aegon lowered commissions to enhance the profitability of its variable annuity sales. Net deposits decreased to USD 65 million reflecting lower gross deposits.

Market consistent value of new business

The market consistent value of new business in Asia amounted to a negative USD 5 million. This was caused by lower sales, lower interest rates, and widening credit spreads. Aegon is taking actions to improve the market consistent value of new business by repricing and withdrawing a number of existing products, and introducing new products.

Revenue-generating investments

Revenue-generating investments were up 7% to USD 8 billion during the first quarter of 2016, driven by favorable market movements and growth of the HNW businesses.

18

Asia
USD millions	Notes	Q1 2016	Q4 2015	%	Q1 2015	%

Underlying earnings before tax by line of business
High net worth businesses		13	7	88	3	-
Aegon Direct & Affinity Marketing Services		(1)	1	-	2	-
Stategic partnerships		(11)	(5)	(125)	(8)	(41)
Underlying earnings before tax		1	3	(85)	(3)	-

Fair value items		3	6	(52)	7	(57)
Realized gains / (losses) on investments		4	1	-	5	(13)
Net impairments		(1)	-	-	-	-
Other income / (charges)		-	(20)	100	-	-
Income before tax		7	(9)	-	8	(21)
Income tax		(5)	-	-	(4)	(28)
Net income / (loss)		2	(9)	-	4	(65)

Net underlying earnings		(4)	(3)	(67)	(6)	24

Commissions and expenses		65	55	19	74	(12)
of which operating expenses		43	36	18	38	12

New life sales	10
Life single premiums		253	193	31	595	(57)
Life recurring premiums annualized		16	10	63	14	14
Total recurring plus 1/10 single		41	29	42	73	(44)

High net worth businesses		21	19	9	60	(65)
Stategic partnerships		20	10	108	13	50
Total recurring plus 1/10 single		41	29	42	73	(44)

New premium production accident and health insurance		6	7	(8)	8	(26)

Gross deposits (on and off balance) by region	10
China		3	-	-	4	(21)
Japan		77	68	13	224	(66)
Total gross deposits		80	68	17	228	(65)

Net deposits (on and off balance) by region	10
China		3	-	-	4	(28)
Japan		63	54	15	211	(70)
Total net deposits / (outflows)		65	54	20	214	(70)

Revenue-generating investments

		Mar. 31,	Dec. 31,		Mar. 31,
		2016	2015	%	2015	%
Revenue-generating investments (total)		7,784	7,307	7	6,224	25
Investments general account		5,098	4,790	6	3,948	29
Off balance sheet investments third parties		2,686	2,517	7	2,276	18

19

Asset Management

¡	Underlying earnings before tax remain at high level at EUR 45 million
¡	Net income amounts to EUR 32 million
¡	Third-party net flows of EUR 1.3 billion
¡	Assets under management decrease slightly to EUR 344 billion due to unfavorable currency movements

Execution of strategy

Since its launch in 2009, Aegon Asset Management has developed into a successful asset manager and an important part of the group. Aegon aims to continue the strong growth in asset management by leveraging its capabilities, developing and distributing global and regional products, deepening its presence in existing markets, and furthering its geographical expansion. As part of the strategy, new sales force channels were launched within Scandinavia with the focus on the Dutch Mortgage Fund and Kames’ award-winning Global funds. In addition, Asset Management enlarged its product offering this quarter with the launch of the Aegon Asset Management Government Related Investment Fund.

Underlying earnings before tax

Underlying earnings from Asset Management in the first quarter of 2016 were stable at EUR 45 million. Higher management and performance fees were offset by increased expenses.

●	Earnings in the Americas were stable at EUR 17 million, as higher management fee income was offset by increased expenses due to higher personnel and elevated project-related expenses.
●	United Kingdom’s earnings were stable at EUR 9 million. Higher net inflows compared with the first quarter of 2015 were mainly offset by an increase in personnel expenses.
●	Earnings in the Netherlands and in the Rest of the World amounted to nil, as earnings from the Netherlands were offset by higher expenses at the Holding.
●

Earnings from Strategic partnerships increased to EUR 18 million, as higher management and performance fee income from AIFMC were only partly offset by increased expenses due to growth of the business.

Revenues

Total revenues were EUR 159 million, a 13% increase compared with Q1 2015, mainly the result of higher management fees and favorable currency movements. Management fees increased by 13% to EUR 127 million, which was primarily driven by the proportional inclusion of management fees from La Banque Postale Asset Management and net inflows. Performance fees were up 14% to EUR 16 million, mainly driven by AIFMC. Other income increased by EUR 2 million to EUR 16 million due to disposition fees received in the US real estate business. Annualized fees as a percentage of average assets under management increased by 1 basis point to 18 basis points.

Operating expenses

Operating expenses increased by 20% to EUR 114 million compared with Q1 2015, mainly due to growth of the business, currency movements, elevated project-related expenses and the inclusion of costs related to the partnership with La Banque Postale Asset Management. Excluding currency movements and the inclusion of La Banque Postale Asset Management, expenses rose by 12%. As a result of higher expenses, the cost/income ratio increased to 72%. Annualized operating expenses as a percentage of average assets under management increased by 1 basis point to 13 basis points.

Sales

Gross flows in third party more than doubled, totaling EUR 13.1 billion. This increase was mainly the result of higher gross flows in AIFMC, which were mainly driven by higher recognized gross inflow, and the acquisition of La Banque Postale Asset Management. Third party net flows declined to EUR 1.3 billion. Net flows in the Netherlands more than doubled to EUR 1.6 billion, driven by strong inflows predominantly into the Dutch Mortgage Fund. These inflows were more than offset by net outflows in the United Kingdom, as a result of higher Offshore Open Ended Investment Company outflows and higher outflows in the US. Net inflows in strategic partnerships were stable at EUR 0.7 billion.

20

Assets under management

Assets under management decreased by EUR 1 billion to EUR 344 billion compared with last quarter. Third-party net inflows and favorable market movements were more than offset by unfavorable currency movements.

Performance

Rolling one, three and five year performance continues to be largely above benchmarks while quarterly performance was negatively impacted by market volatility.

Return on capital

The return on average capital invested in Asset Management in the first quarter of 2016, excluding revaluation reserves and defined benefit plan remeasurements, decreased to 28.6%. This decrease was mainly driven by a higher average equity as a result of the inclusion of partnership with La Banque Postale Asset Management. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

21

Asset Management
EUR millions	Notes	Q1 2016	Q4 2015%		Q1 2015%

Underlying earnings before tax by region
Americas		17	20	(15)	17	(1)
The Netherlands		2	1	90	3	(28)
United Kingdom		9	8	9	9	5
Rest of World		(2)	-	-	-	-
Strategic partnerships		18	8	136	17	11
Underlying earnings before tax		45	38	19	45	-

Realized gains / (losses) on investments		-	-	(49)	1	(88)
Other income / (charges)		-	(1)	63	-	-
Income before tax		45	37	21	46	(4)
Income tax		(13)	(12)	(5)	(14)	10
Net income / (loss)		32	25	29	32	-

Net underlying earnings		32	25	30	32	-

Revenues
Management fees		127	137	(7)	113	13
Performance fees		16	12	27	14	14
Other		16	13	23	14	16
Total income		159	162	(2)	141	13

Operating Expenses		114	126	(9)	96	20

Cost / income ratio		72%	77%	(7)	68%	6

Gross flows third-party
Americas		803	711	13	658	22
The Netherlands		1,766	2,047	(14)	970	82
United Kingdom		1,556	2,199	(29)	1,902	(18)
Rest of World *		(21)	253	-	128	-
Strategic partnerships		9,052	6,943	30	2,113	-
Gross flows third-party **		13,156	12,152	8	5,770	128

Net flows third-party
Americas		(789)	(515)	(53)	(62)	-
The Netherlands		1,630	1,787	(9)	627	160
United Kingdom		(224)	(169)	(33)	603	-
Rest of World		(61)	279	-	111	-
Strategic partnerships		742	(1,892)	-	737	1
Net flows third-party **		1,298	(510)	-	2,016	(36)

*	Gross flows rest of word include intragroup eliminations from internal sub-advised agreements
**	Gross and net flows include net Affiliate business

Assets under management
	Mar. 31, 2016	Dec. 31, 2015%		Mar. 31, 2015%
Americas	125,593	126,330	(1)	148,823	(16)
The Netherlands	86,449	82,241	5	93,214	(7)
United Kingdom	72,949	76,982	(5)	80,394	(9)
Rest of World	2,311	2,202	5	10,252	(77)
Strategic partnerships	56,801	57,782	(2)	12,290	-
Total assets under management	344,103	345,537	-	344,973	-
General account	135,284	132,218	2	153,852	(12)
Third-party ***	208,818	213,320	(2)	191,121	9
***	Includes Affiliate business

22

Market consistent value of new business
		MCVNB
EUR millions, after tax		Q1 2016	Q4 2015%		Q1 2015%

Americas		81	101	(20)	62	30
Europe		56	46	21	64	(12)
Asia		(4)	2	-	14	-
Total		133	149	(11)	140	(5)

Modeled new business: APE
		Premium business
		APE
EUR millions	Notes	Q1 2016	Q4 2015%		Q1 2015%
	7
Americas		386	347	11	426	(9)
Europe		385	341	13	424	(9)
Asia		43	32	34	72	(40)
Total		814	721	13	922	(12)

Modeled new business: Deposits
		Deposit business
		Deposits
EUR millions	Notes	Q1 2016	Q4 2015%		Q1 2015%
	7
Americas		6,050	5,165	17	6,078	-
Europe		69	101	(32)	97	(29)
Asia		73	63	15	202	(64)
Total		6,191	5,328	16	6,377	(3)

MCVNB/PVNBP summary
		Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q1 2016%			%
	8
Americas		72	1,617	4.4	18.6
Europe		51	4,179	1.2	13.2
Asia		(5)	340	(1.5)	(11.5)
Total		118	6,136	1.9	14.4

		Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q1 2016%			%
	8
Americas		9	9,224	0.1	0.1
Europe		5	263	2.0	7.6
Asia		1	73	1.1	1.1
Total		15	9,560	0.2	0.2

Currencies

Income statement items: average rate 1 EUR = USD 1.1023 (2015: USD 1.1272).

Income statement items: average rate 1 EUR = GBP 0.7698 (2015: GBP 0.7434).

Balance sheet items: closing rate 1 EUR = USD 1.1396 (2015: USD 1.0740; year-end 2015: USD 1.0863).

Balance sheet items: closing rate 1 EUR = GBP 0.7928 (2015: GBP 0.7235; year-end 2015: GBP 0.7370).

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Additional information

The Hague – May 12, 2016

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q1 2016 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 212 444 0896

United Kingdom: +44(0)20 3427 1906

The Netherlands: +31(0)20 721 9158

Passcode: 3843192

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non- IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon changed its segment reporting.

This segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the revaluation reserve and the reserves related to defined benefit plans.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

7)	APE = recurring premium + 1/10 single premium.
8)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

Q1 2016

Employee expenses	596
Administrative expenses	311
Operating expenses for IFRS reporting	907
Operating expenses related to jv’s and associates	53
Operating expenses in earnings release	960

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.

11)

Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.

a)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the life insurance companies in the US is calculated as two and a half times (250%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

b)	The results in this release are unaudited.

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DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom and/or Greece from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

¡

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

¡

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

¡

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

26